Exhibit B

Offer to Purchase

StepStone Private Markets

Regular Mail

PO Box 588

Portland, ME 04112

Offer to Purchase Shares

Dated January 20, 2023

Letters of Transmittal Tendering Shares

Must Be Received by

StepStone Private Markets by

12:00 Midnight, Eastern Time, on February 24, 2023

Withdrawal Rights Will Expire at

12:00 Midnight, Eastern Time, on March 6, 2023,

Unless the Offer is Extended

The table below sets forth a number of important dates related to this tender offer. Please refer to this table as you read this document. Capitalized terms used, but not defined, in this table bear the meanings given to them later in this document.

Date	Name of Date	Definition
December 31, 2022	Prior NAV Calculation Date	the last date before the Commencement Date for which the Fund completed the calculation of its net asset value

December 1, 2022 and January 3, 2023	Prior Two Admission Dates	the last two dates before the Commencement Date as of which Shares of the Fund were sold

January 20, 2023	Commencement Date	the date as of which the Offer will commence

February 24, 2023	Notice Date	the date by which each Shareholder desiring to tender Shares for purchase must provide proper notice to the Fund

March 6, 2023	Tender Withdrawal Date	the date by which a Shareholder who has previously provided proper notice to the Fund of such Shareholder’s desire to tender Shares may properly notify the Fund of such Shareholder’s desire to withdraw its previous tender request

March 31, 2023	Valuation Date	the date as of which the net asset value of the Shares is calculated, which will be the date specified in this table or, if the Fund properly authorizes any extension of the Offer, the last day of the month immediately following the month in which the Tender Withdrawal Date occurs

*

Subject to change in the event that the Fund properly authorizes an extension of time during which the Offer is pending. In the event of any such extension, Shareholders will be notified in writing by the Fund. Because the Fund does not presently anticipate authorizing any such extension, the Fund strongly recommends that Shareholders make any decisions with respect to this Offer based on the dates specified in the table above. In no case will the Fund make full payment of all consideration offered later than sixty-five (65) days after the last day that Shares may be tendered pursuant to the Offer.

StepStone Private Markets, a closed-end, non-diversified, management investment company organized as a Delaware statutory trust (the “Fund”), is offering to purchase shares of the Fund (“Shares”) from shareholders of the Fund (“Shareholders”) for cash on the terms and conditions set out in this “Offer to Purchase” and the related “Letter of Transmittal,” which, together, constitute the “Offer.” (As used in this Offer, the term “Shares” will refer to the Class T, Class S, Class D and Class I shares of beneficial interest of ownership in the Fund.) Specifically, the Fund is offering to purchase Shares, pursuant to tenders by Shareholders, in an amount up to 5% of the outstanding shares of the Fund, calculated as of the Valuation Date, and each Share tendered for purchase will be purchased at a price equal to the net asset value per Share as of such Valuation Date, less any Early Repurchase Fee (as defined below). (Net asset value per Share is equal to (a) the difference between the value of the Fund’s assets and the value of the Fund’s liabilities, divided by (b) the number of Shares outstanding.) Shareholders desiring to tender Shares for purchase must do so by 12:00 midnight, Eastern time, on the Notice Date (or, in the event of any extension of the Offer, by 12:00 midnight, Eastern time, on the latest applicable Notice Date). Shareholders have the right to change their minds and withdraw any tenders of their Shares until 12:00 midnight, Eastern time, on the Tender Withdrawal Date (or, in the event of any extension of the Offer, by 12:00 midnight, Eastern time, on the latest applicable Tender Withdrawal Date). If the Fund elects to extend the tender period, the net asset value, and, hence, the purchase amount, of the tendered Shares will be determined at the close of business on the last business day of the month immediately following the month in which the Tender Withdrawal Date occurs. This Offer is being made to all Shareholders and is not conditioned on any minimum amount of Shares being tendered, but this Offer is subject to certain conditions described below. Shares are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the Fund’s Amended and Restated Agreement and Declaration of Trust dated as of January 29, 2020 (as it may be amended, modified, or otherwise supplemented from time to time, the “Declaration of Trust”).

Shareholders should realize that the value of the Shares tendered in this Offer likely will change between the Prior NAV Calculation Date and the Valuation Date. Each Shareholder tendering Shares should also note that, with respect to the Shares tendered and accepted for purchase by the Fund, such Shareholder will remain a Shareholder in the Fund through the Valuation Date, as of which the net asset value of its Shares is calculated. Any tendering Shareholder wishing to obtain the estimated net asset value of its Shares should contact the Fund at 128 S. Tryon Street, Suite 880, Charlotte, NC 28202 or one of the Fund’s dedicated account representatives at 866-704-0897, Monday through Friday (except holidays), from 8:00 a.m. to 6:00 p.m., Eastern time.

Shareholders desiring to tender Shares in accordance with the terms of the Offer should complete and sign the attached Letter of Transmittal and send or deliver it to the Fund in the manner set out below.

Special Note for Shareholder Invested Through Traditional IRAs and Similar Accounts*

Federal income tax rules may require you, under certain circumstances, to take “required minimum distributions” (or RMDs) from one or more of your IRAs or similar accounts every year. Affected Shareholders seeking RMDs by participating in the Fund’s tender offers must heed established tender offer deadlines and cannot expect extensions or exceptions. The deadlines apply to all Shareholders. Please plan accordingly.

Important

None of the Fund, StepStone Group Private Wealth LLC (in its capacity as the Fund’s investment adviser, the “Adviser”), StepStone Group LP (in its capacity as the Fund’s investment sub-adviser, the “Sub-Adviser” and collectively with the Adviser, the “Advisers”) and the Fund’s Board of Trustees (the “Board of Trustees”) makes any recommendation to any Shareholder as to whether to tender, or refrain from tendering, Shares. Each Shareholder must make its own decision whether to tender Shares and, if it chooses to do so, how many Shares to tender.

Because each Shareholder’s investment decision is a personal one, based on its own financial circumstances, no person has been authorized to make any recommendation on behalf of the Fund as to whether any Shareholder should tender Shares pursuant to the Offer. No person has been authorized to give any information, or to make any representations, in connection with the Offer other than those contained herein or in the Letter of Transmittal. If given or made, such recommendation and such information and representations must not be relied on as having been authorized by the Fund.

This transaction has not been approved or disapproved by the Securities and Exchange Commission, nor has the Securities and Exchange Commission or any state securities commission passed on the fairness or merits of such transaction or on the accuracy or adequacy of the information contained in this document. Any representation to the contrary is unlawful.

Questions and requests for assistance and requests for additional copies of the Offer may be directed to the Fund at:

StepStone Private Markets

128 S. Tryon Street

Suite 880

Charlotte, NC 28202

Phone: (866) 704-0897

Fax: (207) 347-2195

*

StepStone Group Private Wealth LLC does not render advice on tax and tax accounting matters to clients. This material is not intended or written to be used, and it cannot be used, with any taxpayer for the purpose of avoiding penalties which may be imposed on the taxpayer under U.S. federal tax laws. Federal and state tax laws are complex and constantly changing. You should always consult your legal or tax advisor for information concerning your individual situation.

TABLE OF CONTENTS

1.	SUMMARY TERM SHEET	B-5

2.	BACKGROUND AND PURPOSE OF THE OFFER	B-6

3.	OFFER TO PURCHASE AND PRICE	B-6

4.	AMOUNT OF TENDER	B-6

5.	PROCEDURE FOR TENDERS	B-7

6.	WITHDRAWAL RIGHTS	B-7

7.	PURCHASES AND PAYMENTS	B-8

8.	CERTAIN CONDITIONS OF THE OFFER	B-8

9.	CERTAIN INFORMATION ABOUT THE FUND	B-9

10.	CERTAIN FEDERAL INCOME TAX CONSEQUENCES	B-9

11.	MISCELLANEOUS	B-11

1.	SUMMARY TERM SHEET.

This Summary Term Sheet highlights certain information concerning this Offer. For a full understanding of the Offer and for a more complete discussion of the terms and conditions of the Offer, please carefully read this entire Offer to Purchase and the related Letter of Transmittal. Section references are to this Offer to Purchase.

•

The Fund (referred to as “we” or the “Fund” in this Summary Term Sheet) is offering to purchase Shares in an amount up to 5% of the outstanding shares of the Fund. We will purchase each Share you tender for purchase at its net asset value (that is, (a) the difference between the value of the Fund’s assets and the value of the Fund’s liabilities, divided by (b) the number of outstanding Shares of the Fund) calculated as of the Valuation Date, less any Early Repurchase Fee (as defined below). If you desire to tender Shares for purchase, you must do so by 12:00 midnight, Eastern time, on the Notice Date (or, if the Offer is extended, by 12:00 midnight, Eastern time, on the latest applicable Notice Date). You have the right to change your mind and withdraw any tenders of your Shares until 12:00 midnight, Eastern time, on the Tender Withdrawal Date (or, if the Offer is extended, until 12:00 midnight, Eastern time, on the latest applicable Tender Withdrawal Date). The net asset value of Shares will be calculated for this purpose as of the Valuation Date.

•	The Fund reserves the right to extend the Offer, adjusting as necessary the Notice Date, the Tender Withdrawal Date, and the Valuation Date.

•

You may tender some or all of your Class T Shares, Class S Shares, Class D Shares and/or Class I Shares. Shareholders who tender all or a portion of their Shares prior to holding such Shares for at least one year will be subject to an early repurchase fee, payable to the Fund, of 2% of the net asset value of any Shares repurchased by the Fund that were held for less than one year (the “Early Repurchase Fee”).

•	. Payment will be made to you as soon as possible following the determination of the NAV for the Valuation Date.

•

If we accept the tender of any of your Shares, we will pay you the proceeds from one or more of the following sources: cash on hand, withdrawals of capital from the Fund’s investments, the proceeds of the sale of portfolio securities held by the Fund, or borrowings. See Section 7.

•

Shareholders desiring to tender Shares for purchase by the Fund should keep in mind that the Fund reserves the right to repurchase all of a Shareholder’s Shares at any time if the aggregate value of such Shareholder’s Shares is, at the time of such compulsory repurchase, less than the minimum account balance as set forth in the Fund’s Prospectus dated November 14, 2022 (as it may be amended, modified, or otherwise supplemented from time to time, the “Prospectus”). This right of the Fund to repurchase Shares compulsorily may be a factor which Shareholders may wish to consider when determining the extent of any tender for purchase by the Fund.

•

Following this Summary Term Sheet is a formal notice of the Offer to Purchase your Shares. If you desire to tender Shares for purchase, you must do so by 12:00 midnight, Eastern time, on the Notice Date (or, if the Offer is extended, by 12:00 midnight, Eastern time, on the latest applicable Notice Date). You have the right to change your mind and withdraw any tenders of your Shares until 12:00 midnight Eastern time, on the Tender Withdrawal Date (or, if the Offer is extended, until 12:00 midnight, Eastern time, on any later Tender Withdrawal Date). Shares withdrawn may be re-tendered, however, provided that such tenders are made before the Notice Date by following the tender procedures described herein. If the Fund has not yet accepted your tender of Shares after the expiration of 40 business days from the Commencement Date, you will also have the right to withdraw the tender of your Shares after such expiration. See Section 6.

•

If you would like the Fund to purchase any of your Shares, you should complete, sign, and either (i) mail (via certified mail, return receipt requested) or otherwise deliver the Letter of Transmittal, enclosed with our Offer, to the Fund at either of the following addresses:

Overnight Delivery:	Regular Mail:
StepStone Private Markets	StepStone Private Markets
Attn: Atlantic Shareholder Services	Attn: Atlantic Shareholder Services
Three Canal Plaza, Ground Floor	PO Box 588
Portland, ME 04101	Portland, ME 04112

or (ii) fax it to the Fund at (207) 347-2195, so that it is received before 12:00 midnight, Eastern time, on the Notice Date. See Section 5. The value of your Shares may change between the Prior NAV Calculation Date and the Valuation Date. See Section 3.

•

As of the close of business on the Prior NAV Calculation Date, there were 20,384,759.10 Shares outstanding, comprised of 119,340.49 Class T Shares, 785,902.70 Class S Shares, 602,824.84 Class D Shares and 18,876,691.07 Class I Shares. As of the close of business on the Prior NAV Calculation Date, the aggregate net asset value of the Fund was $891,660,759.74 and the net asset value per Share of Class T Shares, Class S Shares, Class D Shares and Class I Shares of the Fund were $5,194,891.53, $34,273,216.75, $26,337,417.26 and $825,855,234.20 respectively. If you would like to obtain the estimated net asset value of your Shares, which we calculate from time to time, based upon the information we receive from the managers of the investment funds in which we invest, you may contact one of our dedicated account representatives at (866) 704-0897 or at the address listed on the cover page to this Offer to Purchase, Monday through Friday (except holidays), from 8:00 a.m. to 6:00 p.m., Eastern time. See Section 3.

2.	BACKGROUND AND PURPOSE OF THE OFFER.

As contemplated by, and in accordance with, the procedures set out in the Prospectus, the purpose of this Offer is to provide liquidity to Shareholders. The Prospectus provides that the Board of Trustees has the discretion to determine whether the Fund will purchase Shares from time to time from Shareholders pursuant to written tenders. The Fund expects that the Board of Trustees will authorize the Fund to purchase Shares from Shareholders quarterly, on each March 31, June 30, September 30, and December 31 each year.

Because there is no secondary trading market for Shares and transfers of Shares are prohibited except under certain limited circumstances, with the written consent of the Fund, the Board of Trustees has determined to cause the Fund to make this Offer, after consideration of various matters, including without limitation those set out in the Prospectus and the recommendations of the Advisers. The Advisers intend to recommend to the Board of Trustees to commence a quarterly share repurchase program, but the Board of Trustees may determine not to accept such recommendations from time to time.

The purchase of Shares pursuant to the Offer will have the effect of increasing the proportionate interest in the Fund of Shareholders not tendering Shares. Shareholders retaining their Shares may be subject to increased risks which may possibly result from the reduction in the Fund’s aggregate assets due to the Fund’s payment for the Shares tendered. These risks include the potential for greater volatility due to decreased diversification. The Fund believes that this result is unlikely, however, given the nature of the Fund’s investment program. A reduction in the aggregate assets of the Fund may result in those Shareholders not tendering Shares bearing higher costs to the extent that certain relatively fixed expenses borne by the Fund may not decrease if assets decline. These effects may be reduced or eliminated to the extent that additional subscriptions for Shares are made by new and existing Shareholders from time to time. Payment for any Shares purchased pursuant to this Offer may also require the Fund to liquidate portfolio holdings earlier than the Adviser would otherwise have caused these holdings to be liquidated, potentially resulting in losses or increased investment-related expenses.

Shares tendered to the Fund in connection with the Offer will be retired, although the Fund offers Shares in a continuous public offering, conducted pursuant to an effective Registration Statement under the Securities Act of 1933, as amended, and the Investment Company Act of 1940 (the “1940 Act”), in accordance with the Prospectus. Shares may be purchased as of the first business day of each calendar month at the Fund’s then current net asset value per Share.

The tender of Shares by a Shareholder will not affect the record ownership of such Shareholder for purposes of voting or entitlement to any distributions payable by the Fund unless and until such Shares are purchased. You should also realize that the Offer is set to expire on the Tender Withdrawal Date (or, if the Offer is extended, the latest applicable Tender Withdrawal Date) and that, if you desire to tender Shares for purchase, you must do so by the Notice Date (or, if the Offer is extended, by the latest applicable Notice Date). With respect to the Shares you are tendering which are accepted for purchase by the Fund, you remain a Shareholder of the Fund through the Valuation Date, when the net asset value of your Shares is calculated.

3.	OFFER TO PURCHASE AND PRICE.

The Fund will, on the terms, and subject to the conditions, of the Offer, purchase an amount of Shares up to 5% of the Fund’s outstanding shares, tendered by Shareholders, by 12:00 midnight, Eastern time, on the Notice Date (or, if the Offer is extended, by 12:00 midnight, Eastern time, on the latest applicable Notice Date), and not withdrawn (as provided in Section 6 below) before 12:00 midnight, Eastern time, on the Tender Withdrawal Date (or, if the Offer is extended, before 12:00 midnight, Eastern time, on the latest applicable Tender Withdrawal Date). The Fund reserves the right to extend, amend, or cancel the Offer as described in Sections 4 and 8 below. The value of each Share tendered for purchase will be the net asset value per Share as of the Valuation Date, payable as set out in Section 7.

4.	AMOUNT OF TENDER.

Subject to the limitations set out below, Shareholders may tender some or all of their Shares. Each Shareholder tendering less than all of its Shares should keep in mind that the Fund reserves the right to repurchase all of a Shareholder’s Shares at any time if the aggregate value of such Shareholder’s Shares is, at the time of such compulsory repurchase, less than the minimum account balance as set forth in the Prospectus. (This right of the Fund to repurchase Shares compulsorily may be a factor which Shareholders may wish to consider when determining the extent of any tender for purchase by the Fund). The Offer is being made to all Shareholders of the Fund and is not conditioned on any minimum amount of Shares being tendered.

If the amount of Shares properly tendered pursuant to the Offer and not withdrawn pursuant to Section 6 below is less than or equal to 5% of the Fund’s outstanding shares (or such greater amount as the Fund may elect to purchase pursuant to the Offer), the Fund will, on the terms, and subject to the conditions, of the Offer, purchase all of the Shares so tendered unless the Fund elects to cancel or amend the Offer or to postpone acceptance of tenders made pursuant to the Offer, as provided in Section 8 below. If Shares in excess of 5% of the Fund’s outstanding shares are duly tendered to the Fund before the Notice Date and not withdrawn before the Tender Withdrawal Date pursuant to Section 6 below, the Fund, in its sole discretion, may do any of the following: (a) accept the additional Shares permitted to be accepted pursuant to Rule 13e-4(f)(3) under the Securities Exchange Act of 1934, as amended (the “1934 Act”); (b) extend the Offer, if necessary, and increase the amount of Shares which the Fund is offering to purchase to an amount it believes sufficient to accommodate the excess Shares tendered as well as any Shares tendered on or before the specified Notice Date in such extension of the Offer; and (c) accept Shares tendered before the Notice Date and not withdrawn before the Tender Withdrawal Date for payment on a pro rata basis based on the aggregate net asset value of the Shares tendered by each Shareholder. The Offer may be extended, amended, or canceled in various other circumstances described in Section 8 below.

5.	PROCEDURE FOR TENDERS.

Shareholders wishing to tender Shares pursuant to this Offer to Purchase should send or deliver by the Notice Date (or, if the Offer is extended, by the latest applicable Notice Date) a completed and executed Letter of Transmittal to the Fund, at the address set out on the first page of the Letter of Transmittal, or fax a completed and executed Letter of Transmittal to the Fund, at the fax number set out on the first page of the Letter of Transmittal. The completed and executed Letter of Transmittal must be received by the Fund, either by mail or by fax, no later than 12:00 midnight, Eastern time, on the Notice Date (or, if the Offer is extended, no later than 12:00 midnight, Eastern time, on the latest applicable Notice Date).

The Fund recommends that all documents be submitted to the Fund by certified mail, return receipt requested, or by facsimile transmission. Shareholders wishing to confirm receipt of a Letter of Transmittal may contact the Fund at the address or telephone number set out on the first page of the Letter of Transmittal. The method of delivery of any documents is at the election, and complete risk, of the Shareholder tendering Shares, which may include without limitation the failure of the Fund to receive any Letter of Transmittal or other document submitted by facsimile transmission. All questions as to the validity, form, eligibility (including time of receipt), and acceptance of tenders will be determined by the Fund, in its sole discretion, and such determination will be final and binding. The Fund reserves the absolute right to reject any or all tenders determined by it not to be in appropriate form or the acceptance of, or payment for, which would, in the opinion of counsel for the Fund, be unlawful. The Fund also reserves the absolute right to waive any of the conditions of the Offer or any defect in any tender with respect to any particular Shares or any particular Shareholder, and the Fund’s interpretation of the terms and conditions of the Offer will be final and binding. Unless waived, any defects or irregularities in connection with tenders must be cured within such time as the Fund will determine. Tenders will not be deemed to have been made until the defects or irregularities have been cured or waived. None of the Fund, the Advisers, or the Board of Trustees will be obligated to give notice of any defects or irregularities in tenders, nor will any of them incur any liability for failure to give such notice.

If you hold your Shares of the Fund through a retirement account, please contact your representative or agent for assistance in completing the transaction documents.

6.	WITHDRAWAL RIGHTS.

The Prospectus provides that a tender of Shares may be withdrawn by a Shareholder at any time before 12:00 midnight, Eastern time, on the Tender Withdrawal Date (or, if the Offer is extended, before 12:00 midnight, Eastern time, on the latest applicable Tender Withdrawal Date). Shares withdrawn may be re-tendered, however, provided that such tenders are made before the Notice Date by following the tender procedures described in Section 5. Pursuant to Rule 13e-4(f)(2)(ii) of the 1934 Act, if the Fund has not yet accepted a Shareholder’s tender of Shares after the expiration of 40 business days from the Commencement Date, a Shareholder will also have the right to withdraw its tender of its Shares until such expiration. To be effective, any notice of withdrawal must be timely received by the Fund at the address or fax number set out on the first page of the Letter of Transmittal. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Fund, in its sole discretion, and such determination will be final and binding. A tender of Shares properly withdrawn will not thereafter be deemed to be tendered for purposes of the Offer.

7.	PURCHASES AND PAYMENTS.

For purposes of the Offer, the Fund will be deemed to have accepted a Shareholder’s tender of tendered Shares as, if, and when it gives notice to the tendering Shareholder of its acceptance by (a) payment of the proceeds owed for the tendered Shares; or (b) otherwise providing written notice to the tendering Shareholder (which may include electronic communications).. As stated in Section 3 above, the amount offered for the Shares tendered by Shareholders will be the net asset value thereof as of the Valuation Date, less any Early Repurchase Fee. The value of the Fund’s net assets is determined as of the close of the Fund’s business on the last business day of each month in accordance with procedures as may be determined from time to time in accordance with the valuation policies and procedures adopted by the Board of Trustees. The Fund will not pay interest on the purchase amount.

As described in the Fund’s Prospectus, the Fund does not impose any charges in connection with repurchases of Shares unless the Shares are held for less than one year. The Early Repurchase Fee will be charged by the Fund with respect to its repurchase of Shares from a Shareholder at any time prior to the day immediately preceding the one-year anniversary of the Shareholder’s purchase of the Shares. For illustrative purposes, a Shareholder that subscribes for Shares on April 1 would not incur an early withdrawal fee for participating in a repurchase offer that has a valuation date of March 31 of the following year (or anytime thereafter). The Early Repurchase Fee will be retained by the Fund and will be for the benefit of the Fund’s remaining Shareholders. Shares tendered for repurchase will be treated as having been repurchased on a “first in-first out” basis for this purpose; therefore, for purposes of determining the applicability of any Early Repurchase Fee, Shares repurchased by the Fund will be deemed to have been taken from the earliest Shares purchased by a Shareholder. The Early Repurchase Fee may be waived by the Fund in circumstances where the Board of Trustees determines that doing so is in the best interests of the Fund and in a manner as will not discriminate unfairly against any Shareholder.

The Fund expects that full payment for Shares accepted for purchase will be made as soon as possible following the determination of the NAV for the Valuation Date; however, delays in the receipt by the Fund of sufficient cash amounts caused by delays in the Fund’s ability to liquidate certain securities and holdings, among other reasons, could extend the payment period.

Any Cash Payment due will be made by wire transfer.

The Fund will make payment for Shares it purchases pursuant to the Offer from one or more of the following sources: (a) cash on hand; (b) the proceeds of the sale of securities and portfolio assets held by the Fund; (c) withdrawals of capital from the Fund’s investments; and (d) possibly borrowings. Upon its acceptance of tendered Shares for purchase, the Fund will segregate, with its custodian, and maintain daily on its books a segregated account consisting of cash, liquid securities, or interests in the “Private Market Assets” (as defined below) that the Fund has requested be redeemed (or any combination of any of the foregoing items) equal to the value of the unpaid amount to be paid, as described above. “Private Market Assets” include: (i) primary and secondary investments in private funds managed by third-party managers (“Investment Managers”) and (ii) direct investments in the equity and/or debt of operating companies, projects or properties, typically through co-investing alongside Investment Managers. None of the Fund, the Advisers, or the Board of Trustees has determined at this time to borrow funds to purchase Shares tendered in connection with the Offer. Depending on the dollar amount of Shares tendered and prevailing general economic and market conditions, however, the Fund, in its sole discretion, may decide to fund any portion of the amount offered for the purchase of Shares, subject to compliance with applicable law, through borrowings. The Fund expects that the repayment of any amounts so borrowed will be financed from additional funds contributed to the Fund by new and existing Shareholders, from withdrawals of its capital from the investment funds in which it invests, or from the proceeds of the sale of securities held by the Fund.

8.	CERTAIN CONDITIONS OF THE OFFER.

The Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying Shareholders of such extension. In the event that the Fund so elects to extend the tender period, the net asset value, and, hence, the purchase amount, of the tendered Shares will be determined as of the close of business on the last day of the month following the month in which the Offer expires. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer. The Fund also reserves the right, at any time and from time to time up to and including acceptance of tenders pursuant to the Offer: (a) to cancel the Offer in the circumstances set out in the following paragraph, and, in the event of such cancellation, not to purchase, or pay for, any Shares tendered pursuant to the Offer; (b) to amend the Offer; or (c) to postpone the acceptance of Shares. If the Fund determines to amend the Offer or to postpone the acceptance of Shares tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify Shareholders.

The Fund may cancel the Offer, amend the Offer, or postpone the acceptance of tenders made pursuant to the Offer, if: (a) the Fund would not be able to liquidate portfolio securities in an orderly manner consistent with the Fund’s investment objectives and policies in order to purchase Shares tendered pursuant to the Offer; (b) there is, in the judgment of the Board of Trustees, any (i) legal action or proceeding instituted or threatened challenging the Offer or otherwise materially adversely affecting the Fund, (ii) declaration of a banking moratorium by federal or state authorities, or suspension of payment by banks in the United States or New York State, which is material to the Fund, (iii) limitation imposed by federal or state authorities on the extension of credit by lending institutions, (iv) suspension of trading on any organized exchange or over-the-counter market where the Fund has a material investment, (v) commencement of war, armed hostilities, or other international or national calamity directly or indirectly involving the United States which is material to the Fund, (vi) material decrease in the net asset value of the Fund from the net asset value of the Fund most recently calculated as of the Commencement Date, or (vii) other event or condition which would have a material adverse effect on the Fund or its Shareholders if Shares tendered pursuant to the Offer were purchased; or (c) the Board of Trustees determines that it is not in the best interest of the Fund to purchase Shares pursuant to the Offer.

9.	CERTAIN INFORMATION ABOUT THE FUND.

The Fund is registered under the 1940 Act as a closed-end, non-diversified, management investment company. It was organized as a Delaware statutory trust on September 6, 2019. Subscriptions for Shares of the Fund were first accepted for investment as of October 1, 2020. The Fund’s principal office is located at 128 S. Tryon Street, Suite 880, Charlotte, NC 28202 and its telephone number is (704) 215-4300. Shares are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the Declaration of Trust.

None of the Fund, the Advisers, or the Board of Trustees has any plans or proposals which relate to, or would result in: (1) the acquisition by any person of additional Shares (other than the Fund’s intended continued acceptance of subscriptions for Shares on the first business day of each calendar month and from time to time in the discretion of the Adviser) or the disposition of Shares (other than through periodic purchase offers, including this Offer); (2) an extraordinary transaction involving the Fund, such as a merger, reorganization, or liquidation; (3) any material change in the present indebtedness, capitalization, or distribution policy of the Fund; (4) any change in the present Board of Trustees or in the management of the Fund, including without limitation any change in the number or the term of members of the Board of Trustees, the filling of any existing vacancy on the Board of Trustees, or any change in any material term of the employment contract of any executive officer of the Fund (each, an “Executive Officer” and collectively, the “Executive Officers”); (5) a purchase, sale, or transfer of a material amount of assets of the Fund (other than as the Board of Trustees determines may be necessary or appropriate to fund all or a portion of the amount offered for the purchase of Shares pursuant to the Offer or in connection with the ordinary portfolio transactions of the Fund); (6) any other material change in the Fund’s corporate structure or business, including any material change in any of its investment policies, for which a vote would be required by Section 13 of the 1940 Act; or (7) any change in the Declaration of Trust or other governing instruments or any other action which could impede the acquisition of control of the Fund.

Based on the number of Shares outstanding as of the Prior NAV Calculation Date, the following persons (the named individuals being the Trustees and Executive Officers) own the number of Shares indicated in the below table:

Person	Share Class	Number of Shares by Class	Beneficial Ownership by Class (%)	Total Beneficial Ownership of Fund (%)
Harold Mills	Class I	8,153.14	0.043%	0.000	%*
Tracy Schmidt	Class I	8,153.14	0.043%	0.000	%*
Ron Sturzenegger	Class I	36,668.30	0.195%	0.000	%*
Tom Sittema	Class I	27,857.68	0.148%	0.000	%*
Bob Long	Class I	26,064.56	0.138%	0.000	%*
Tim Smith	Class I	15,661.25	0.083%	0.000	%*
Christopher Ancona	n/a	0.000	0.000%	0.000%

*	Percentage rounds to zero.

Other than the acceptance of subscriptions for Shares as of the Prior Two Admission Dates, there have been no transactions involving Shares that were effected during the past 60 days by the Fund, the Adviser, any member of the Board of Trustees, the Executive Officers, or any person controlling the Fund or the Adviser.

10.	CERTAIN FEDERAL INCOME TAX CONSEQUENCES.

The U.S. federal income tax discussion set forth below is a summary included for general information purposes only. In view of the individual nature of tax consequences, each Shareholder is advised to consult its own tax adviser with respect to the specific, individual tax consequences of participation in the Offer, including the effect and applicability of state, local, foreign and other tax laws and the possible effects of changes in federal or other tax laws.

The sale of Shares pursuant to the Offer will be a taxable transaction to a Shareholder for U.S. federal income tax purposes, either as a “sale or exchange,” or under certain circumstances, as a “dividend.” Under Section 302(b) of the Internal Revenue Code of 1986, as amended (the “Code”), a sale of Shares pursuant to the Offer generally will be treated as a “sale or exchange” if the receipt of cash by the Shareholder: (a) results in a “complete termination” of the Shareholder’s interest in the Fund, (b) is “substantially disproportionate” with respect to the Shareholder, or (c) is “not essentially equivalent to a dividend” with respect to the Shareholder. A sale of Shares pursuant to the Offer generally will result in a “complete termination” of a Shareholder’s interest in the Fund if such Shareholder tenders, and the Fund repurchases, all of such Shareholder’s Shares (i.e., the Shareholder reduces its percentage ownership interest in the Fund to 0%). A “substantially disproportionate” distribution generally requires a reduction of at least 20% in a Shareholder’s proportionate ownership interest in the Fund after all Shares are tendered. A distribution “not essentially equivalent to a dividend” requires that there be a “meaningful reduction” in the Shareholder’s ownership interest in the Fund, which more likely than not would be the case if the Shareholder has a minimal interest in the Fund, exercises no control over Fund affairs and experiences a reduction in the proportionate ownership interest in the Fund.

In determining whether any of these tests has been met, Shares actually owned, as well as Shares considered to be owned by the Shareholder by reason of certain constructive ownership rules set forth in Section 318 of the Code, generally must be taken into account. If any of these three tests for “sale or exchange” treatment is met, a Shareholder will recognize gain or loss equal to the difference between the price paid by the Fund for the Shares purchased in the Offer and the Shareholder’s adjusted basis in such Shares. If such Shares are held as a capital asset, the gain or loss will generally be capital gain or loss. The maximum tax rate applicable to net capital gains recognized by individuals and other non-corporate taxpayers is generally (i) the same as the applicable ordinary income rate for capital assets held for one year or less or (ii) either 15% or 20% for capital assets held for more than one year, depending on whether the individual’s income exceeds certain threshold amounts.

If the requirements of Section 302(b) of the Code are not met, amounts received by a Shareholder who sells Shares pursuant to the Offer will be taxable to the Shareholder as a “dividend” to the extent of such Shareholder’s allocable Share of the Fund’s current or accumulated earnings and profits. To the extent that amounts received exceed such Shareholder’s allocable Share of the Fund’s current and accumulated earnings and profits, such excess will constitute a non-taxable return of capital (to the extent of the Shareholder’s adjusted basis in its Shares), and any amounts in excess of the Shareholder’s adjusted basis will constitute taxable capital gain. Any remaining adjusted basis in the Shares tendered to the Fund will be transferred to any remaining Shares held by such Shareholder. In addition, if any tendering Shareholder is deemed to have received a “dividend” as a result of the Offer, it is possible that Shareholders whose percentage ownership of the Fund increases as a result of the Offer, including shareholders who do not tender any Shares pursuant to the Offer, will be deemed to receive a constructive distribution under Section 305(c) of the Code of an amount determined by their increase in their proportionate interest in the earnings and assets of the Fund as a result of such tender. Such constructive distribution will be treated as a dividend to the extent of current or accumulated earnings and profits allocable to it. Such dividend treatment will not apply, however, if the tender is treated as an “isolated redemption” within the meaning of the Treasury regulations.

Foreign Shareholders. Any payments (including any constructive dividends) to a tendering Shareholder who is a nonresident alien individual, a foreign trust or estate or a foreign corporation that does not hold his, her or its Shares in connection with a trade or business conducted in the United States (a “Foreign Shareholder”) that are treated as dividends for U.S. federal income tax purposes under the rules set forth above, will generally be subject to U.S. withholding tax at the rate of 30% (unless a reduced rate applies under an applicable tax treaty). A tendering Foreign Shareholder who realizes a capital gain on a tender of Shares will not be subject to U.S. federal income tax on such gain, unless the Shareholder is an individual who is physically present in the United States for 183 days or more and certain other conditions exist. Such persons are advised to consult their own tax adviser. Special rules may apply in the case of Foreign Shareholders (i) that are engaged in a U.S. trade or business, (ii) that are former citizens or residents of the U.S. or (iii) that have a special status for U.S. federal tax purposes, such as “controlled foreign corporations,” corporations that accumulate earnings to avoid U.S. federal income tax, and certain foreign charitable organizations. Such persons are advised to consult their own tax adviser.

Backup Withholding. The Fund generally will be required to withhold tax at the rate of 28% (“backup withholding”) from any payment to a tendering Shareholder that is an individual (or certain other non-corporate persons) if the Shareholder fails to provide to the Fund its correct taxpayer identification number (i.e., an employer identification number of social security number) or otherwise establish an exemption from the backup withholding tax rules. Therefore, each tendering U.S. resident Shareholder should furnish to the Fund a duly completed Internal Revenue Service (“IRS”) Form W-9 to avoid backup withholding, unless such U.S. resident Shareholder otherwise establishes that such U.S. resident Shareholder is not subject to backup withholding. Certain U.S. resident Shareholders (including, among others, most corporations) are not subject to these backup withholding requirements.

A Foreign Shareholder generally will be able to avoid backup withholding with respect to payments by the Fund that are treated as made in exchange for tendered Shares only if it furnishes to the Fund a duly completed applicable IRS Form W-8 (generally, an IRS Form W-8BEN, IRS Form W-8BEN-E, IRS Form W-8EXP or IRS Form W-8ECI), signed under penalty of perjury, stating that it (1) is a nonresident alien individual or a foreign corporation, partnership, estate or trust, (2) has not been and does not plan to be present in the United States for a total of 183 days or more during the calendar year, and (3) is neither engaged, nor plans to be engaged during the year, in a United States trade or business that has effectively connected gains from transactions with a broker or barter exchange. Backup withholding is not an additional tax, and any amounts withheld may be credited against a Shareholder’s U.S. federal income tax liability.

FATCA Withholding. Sections 1471-1474 of the Code and the U.S. Treasury and IRS guidance issued thereunder (collectively, “FATCA”) generally require the Fund to obtain information sufficient to identify the status of each of its stockholders under FATCA or under an applicable intergovernmental agreement (an “IGA”) between the United States and a foreign government. If a Shareholder fails to provide the requested information or otherwise fails to comply with FATCA or an IGA, the Fund may be required to withhold under FATCA with respect to that Shareholder (i) at a rate of 30% on ordinary dividends it pays, and (ii) 30% of certain capital gain dividends it pays, and on the gross proceeds of redemptions or exchanges of Shares. If a payment made by the Fund is subject to FATCA withholding, the Fund is required to withhold without reference to any other withholding exemption.

As the Fund cannot determine whether a payment made pursuant to the Offer will properly be characterized as an “exchange” or a “dividend” for U.S. tax purposes at the time of such payment, any payment to a tendering stockholder that is a foreign financial institution (“FFI”) or non-financial foreign entity (“NFFE”) will generally be subject to a 30% withholding tax unless (a) in the case of an FFI, the FFI reports certain direct and indirect ownership of foreign financial accounts held by U.S. persons with the FFI and (b) in the case of an NFFE, the NFFE (i) reports information relating to its “substantial U.S. owners” (within the meaning of FATCA), if any, or (ii) certifies that it has no “substantial U.S. owners.” Certain Foreign Shareholders may fall into certain exempt, excepted or deemed-compliant categories as established by the Treasury regulations, IGAs, and other guidance regarding FATCA. In order to qualify for any such exception, a Foreign Shareholder generally must provide a duly completed applicable IRS Form W-8 (generally, an IRS Form W-8BEN, IRS Form W-8BEN-E, IRS Form W-8EXP or IRS Form W-8ECI), signed under penalty of perjury and properly certifying such Foreign Shareholder’s status under FATCA, to the Fund.

Other Tax Consequences. The Fund’s purchase of Shares in the Offer may directly result in, or contribute to a subsequent, limitation on the Fund’s ability to use capital loss carryforwards to offset future capital gains. Therefore, in certain circumstances, Shareholders who remain Shareholders following completion of the Offer may incur taxes sooner or incur more taxes associated with their investment in the Fund, than they would have had the Offer not occurred.

Under Treasury regulations directed at tax shelter activity, if a Shareholder recognizes a loss of $2 million or more in the case of an individual or other non-corporate Shareholder or $10 million or more in the case of a corporate Shareholder, such Shareholder must file a disclosure statement on IRS Form 8886 with the IRS. Direct holders of portfolio securities are in many cases excepted from this reporting requirement, but under current guidance, shareholders of a regulated investment company (“RIC”) are not excepted. Future guidance may extend the current exception from this reporting requirement to shareholders of most or all RICs. The fact that a loss is reportable under these Treasury regulations does not affect the legal determination of whether a taxpayer’s treatment of the loss is proper. Shareholders should consult their own tax advisers concerning any possible disclosure obligation with respect to their investment in Shares.

11.	MISCELLANEOUS.

The Offer is not being made to, nor will tenders be accepted from, Shareholders in any jurisdiction in which the Offer or its acceptance would not comply with the securities or other laws of such jurisdiction. The Fund is not aware of any jurisdiction in which the Offer, or tenders pursuant thereto, would not be in compliance with the laws of such jurisdiction. The Fund reserves the right, however, to exclude Shareholders from the Offer in any jurisdiction in which it is asserted that the Offer cannot lawfully be made. The Fund believes such exclusion is permissible under applicable laws and regulations, provided that the Fund makes a good faith effort to comply with any state law deemed applicable to the Offer.

Reference is made to the audited financial statements of the Fund for the fiscal year ended March 31, 2022, which were prepared by the Fund, furnished to Shareholders, and filed with the Securities and Exchange Commission on Form N-CSR under the 1940 Act on June 3, 2022. Such financial statements are incorporated herein by reference in their entirety.

The Fund has filed an Issuer Tender Offer Statement on Schedule TO with the Securities and Exchange Commission, which includes certain information relating to this Offer. A free copy of such statement may be obtained by contacting the Fund at the address and telephone number set out on the first page of the Letter of Transmittal or from the Securities and Exchange Commission’s internet website, http://www.sec.gov.